EXHIBIT 99

Intershop Presents Final FY 2000 Results

Hamburg, March 8, 2001 - Intershop  Communications AG (Neuer Markt: ISH, NASDAQ:
ISHP), a leading provider of e-business software, today presented final consolidated financial statements for the fiscal year 2000, which ended December 31, 2000.

For the full year 2000, revenues increased by 166 percent to Euro 123.0 million as compared to Euro 46.3 million in 1999. Net loss for the year 2000 was Euro
38.9 million compared to a net loss of Euro 18.4 million in 1999, representing a net loss per share of Euro 0.46, compared to a loss of Euro 0.23 per share a year ago. The net loss is Euro 0.3 million or Euro 0,01 lower than the number reported on January 31, 2001 based on the final review of auditors and accounts for a revision to the provision for income taxes.

The Company's program announced in late January to improve the effectiveness and efficiencies has been started to execute. These initiatives contain the strengthening of the U.S. operations, a worldwide re-organization and a more effective utilization of the market potential through intensified partner relationships and the offerings of new e-business solutions. The management board expects these measures to become effective in the second quarter of 2001 and to lead to reduced costs and increased revenue prospects.

In the course of the re-organization, responsibilities within the Management Board (Vorstand) of Intershop Communications AG were re-structured. CEO Stephan Schambach hands over the responsibility for the operational management to
Wilfried Beeck, also a member of the Management Board. This gives Stephan Schambach the opportunity to concentrate on corporate strategy, product development and strategic alliances. In his new role as Chief Operating Officer, Wilfried Beeck takes the responsibility for sales, marketing, services and administration.

The  full  annual   report  2000  will  be   available  on  March  31,  2001  at
WWW.INTERSHOP.COM.

                                       ###
This press release may contain forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, consumer trends, the level of competition, seasonality, the timing and success of international expansion efforts, risks related to electronic security, possible governmental regulation, and the ability to manage a rapidly growing business. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including in the prospectus dated September 28, 2000, relating to Intershop's public offering of common stock.

(C)2001 Intershop Communications. All rights reserved. All trademarks are the property of their respective owners.

PRESS CONTACT:              INVESTOR RELATIONS, EUROPE:   INVESTOR RELATIONS, US
Kathleen O'Boyle            John Lange                    Amy Shoffner
Vice President,             Director, Investor Relations  IR Contact, US
Corporate Communications    +49-40-237 09-0               415-844-1500
415-844-1500

                               INTERSHOP Communications AG and Subsidiaries
                                        Consolidated Balance Sheets
                             (in thousands, except share and per share amounts)

                                                                                            December 31,         December 31,
                                                                                               1999                2000
                                                                                            ____________         ____________
                                                                                               Euro                Euro

                                                  ASSETS
Current assets:
     Cash and cash equivalents                                                                    12,065               84,062
     Marketable securities                                                                             -               27,509
     Restricted cash                                                                               1,437                  168
     Trade receivables, net of allowances for doubtful accounts of Euro 1, 614                    23,333               36,984
            and Euro 5,181, respectively
     Prepaid expenses and other current assets                                                     3,870                7,793
                                                                                            _________________________________
         Total current assets                                                                     40,705              156,516
Property and equipment, net                                                                        5,610               22,054
Investments                                                                                        6,222                2,550
Goodwill and acquired intangible assets, net                                                           -               25,562
Other assets                                                                                       1,252                2,773
                                                                                            _________________________________
         Total assets                                                                             53,789              209,455
                                                                                            =================================
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Current debt and current maturities of long-term debt                                            33                  193
     Notes payable to shareholders                                                                 7,000                    -
     Accounts payable                                                                              5,149               10,345
     Accrued liabilities                                                                           9,960               17,973
     Deferred revenue                                                                              8,543                6,817
                                                                                            _________________________________
         Total current liabilities                                                                30,685               35,328
Notes payable to shareholders                                                                         20                    -
Deferred revenue                                                                                     220                  159
                                                                                            _________________________________
         Total liabilities                                                                        30,925               35,487
                                                                                            _________________________________
Commitments and contingencies (Note 9)
Shareholders' equity
     Common stock, stated value Euro 1 -- authorized: 154,187,975 shares;  outstanding:           16,878               88,003
         84,390,520 and 88,003,016 shares at December 31, 1999 and 2000, respectively
     Paid-in capital                                                                              48,169              168,585
     Notes receivable from shareholders                                                             (141)                   -
     Deferred compensation                                                                          (273)                   -
     Accumulated deficit                                                                         (45,406)             (84,329)
     Accumulated other  comprehensive income                                                       3,637                1,709
                                                                                            _________________________________
         Total shareholders' equity                                                               22,864              173,968
         Total liabilities and shareholders' equity                                               53,789              209,455
                                                                                            =================================


The accompanying notes are an integral part of these financial statements. All balances for years prior to 1999 have been restated from Deutsche marks to euros using the exchange rate as of January 1, 1999.

               INTERSHOP Communications AG and Subsidiaries
                      Consolidated Statements of Operations
                    (In thousands, except per share amounts)

                                                                         For the Year Ended December 31,
                                                                __________________________________________________
                                                                   1998                 1999                  2000
                                                                _______              _______               _______
                                                                   Euro                 Euro                  Euro

Revenues:
   Licences                                                      11,295               29,534                74,068
   Services, maintanance and other revenue                        6,577               16,732                48,926
                                                                __________________________________________________
   Total revenues                                                17,872               46,266               122,994
Cost of revenues:
   Licences                                                       1,742                4,786                 5,289
   Services, maintanance and other revenue                        3,766                8,465                43,453
                                                                __________________________________________________
   Total costs of revenues                                        5,508               13,251                48,742

   Gross Profit                                                  12,364               33,015                74,252
Operating Expenses:
   Research and development                                       4,368                7,115                10,191
   Sales and marketing                                           18,368               34,771                75,743
   General and administrative                                     6,729               11,206                27,590
   Legal settlement costs                                         1,866                    -                     -
   Amortization of acquired intangible assets                         -                    -                 1,477
                                                                __________________________________________________
   Total operating expenses                                      31,331               53,092               115,001
Operating Loss                                                  (18,967)             (20,077)              (40,749)
Other income (expense), net:
   Interest income                                                  968                  515                 1,591
   Interest expense                                                (797)                 (42)                 (571)
   Other income                                                   1,488                1,215                   806
                                                                __________________________________________________
   Total other income                                             1,659                1,688                 1,826

Net Loss                                                        (17,308)             (18,389)              (38,923)
                                                                __________________________________________________

Accretion of redeemable preferred stock                            (220)                   -                     -
Net Loss attributable to common shareholders                    (17,528)             (18,389)              (38,923)
                                                                ==================================================

Basic and Diluted net loss per share                              (0.38)               (0.23)                (0.46)
                                                                ==================================================
Shares used in computing basic and diluted net loss
   per share                                                    __________________________________________________
                                                                 45,965               79,883                84,134
                                                                __________________________________________________


The accompanying notes are an integral part of these financial statements. All balances for years prior to 1999 have been restated from Deutsche marks to euros using the exchange rate as of January 1, 1999.


                 Intershop Communications AG and Subsidiaries
                       Consolidated Statement of Cashflows
                                 (in thousands)

                                                                               For the Year Ended
                                                                                  December 31,
                                                                     1998             1999              2000
                                                                     ----             ----              ----

                                                                    [Euro]            [Euro]           [Euro]

    CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                        (17,308)          (18,389)         (38,923)
    Adjustments to reconcile net loss to cash used in
      operating activities -
    Depreciation and amortization                                     1,657             2,076            7,114
    Provision for doubtful accounts                                     269             2,037            6,130
    Amortization of deferred compensation                               162               308              273
    Loss on disposal of equipment                                         -                 -               71
    Legal settlement costs                                            1,866                 -                -
    CHANGE IN:
    Accounts receivable                                              (4,080)          (18,220)         (19,596)
    Prepaid expenses and other current assets                        (1,695)           (1,474)          (4,202)
    Other assets                                                        (58)             (830)          (2,987)
    Accounts payable                                                    436             2,228            4,877
    Deferred revenue                                                 (3,245)            1,542           (1,787)
    Accrued expenses and other liabilities                            1,013             6,298            7,152
                                                          _____________________________________________________

    NET CASH USED IN OPERATING ACTIVITIES                           (20,983)          (24,424)         (41,878)
                                                          _____________________________________________________
    CASH FLOWS FROM INVESTING ACTIVITIES:
    Investment in Unaffiliated Company                                 (512)           (1,199)               -
    Cash paid for acquisitions, net of cash acquired                      -                 -           (3,036)
    Restricted cash                                                       -            (1,227)           1,269
    Purchases of equipment, net of capital leases                    (3,302)           (3,625)         (20,626)
    Purchase of available for sale securities                             -            (1,490)         (27,039)
                                                          _____________________________________________________

    NET CASH USED IN INVESTING ACTIVITIES                            (3,814)           (7,541)         (49,432)
                                                          _____________________________________________________
    CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from sale of preferred stock                             1,873                 -                -
    Proceeds from sale of common stock, net of
    offering costs of [Euro]3,799, [Euro]0, and
    [Euro]10,033, respectively
    Proceeds from debt issuance                                       1,975             7,937           10,758
    Collection on notes receivable from stockholders                      -             1,287              141
    Repayments of indebtedness                                       (3,233)           (1,144)         (17,791)
                                                          _____________________________________________________

    NET CASH PROVIDED BY FINANCING ACTIVITIES                        52,719             9,839          161,787
    Effect of change in exchange rates on cash                        1,205                 6            1,520
                                                          _____________________________________________________

    Net change in cash and cash equivalents                          29,127           (22,120)          71,997

    CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                      5,058            34,185           12,065
                                                          _____________________________________________________

    CASH AND CASH EQUIVALENTS, END OF YEAR                           34,185            12,065           84,062
                                                          =====================================================



The accompanying notes are an integral part of these financial statements. All balances for years prior to 1999 have been restated from Deutsche marks to euros using the exchange rate as of January 1, 1999.


                           INTERSHOP COMMUNICATIONS AG
 CONSOLIDATED STATEMENTS OF CONVERTIBLE REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY
                      (in thousand euro, except share data)


                                               Convertible Redeemable
                                                  Preferred Stock                        Common Stock                   Notes
                                               Shares          Amount      Shares        Stated Value      APIC       Receivable
____________________________________________________________________________________________________________________________________

Balance, December 31, 1997                      39,600,000      4,986     33,139,050                -         468           (400)

Net loss                                                            -                               -           -              -

Foreign currency translation adjustments                            -                               -           -              -

Issuance of common stock of Inc.                                    -        300,000                          186              -

Issuance of Series D preferred stock             1,169,550      1,873                               -           -              -

Issuance of common stock to member of
supervisory board                                                            250,005               43         596

Issuance of common stock for cash and
forgiveness of legal settlement obligation                          -        900,450              153       5,661              -

Accretion of preferred stock                                      220                               -           -              -

Conversion of preferred stock of subsidiary
to common stock of parent, net of share
amounts not converted                          (37,841,550)    (7,079)    37,841,550                        7,079              -

Shares not converted                            (2,928,000)         -    (13,230,000)                           -              -

Reclassification for formation of AG                                -                           9,894      (9,894)             -

Issuance of common stock in initial public
offering, net                                                       -     15,000,000            2,557      44,774              -

Exercise of stock options                                           -      3,723,450              634         394         (1,028)

Deferred compensation                                               -                               -         961              -

Amortization of deferred compensation                               -                               -                          -
____________________________________________________________________________________________________________________________________
Balance, December 31, 1998                               -          -     77,924,505           13,281      50,225         (1,428)
____________________________________________________________________________________________________________________________________
Net loss

Foreign currency translation adjustments

Unrealized gain on available for sale
security

Conversion of common stock of subsidiary to
common stock of parent                                                     2,233,500              416        (416)

Change in stated value of common stock                                                          2,449      (2,449)

Exercise of stock options                                                  4,232,515              732       1,027

Collections on notes receivables from
stockholders                                                                                                               1,287

Amortization of deferred compensation                                                                        (218)
____________________________________________________________________________________________________________________________________
Balance, December 31, 1999                               -          -     84,390,520           16,878      48,169           (141)
====================================================================================================================================
Net loss

Foreign currency translation adjustments

Unrealized loss on available for sale
securities, net

Private Placement of Common Stock, net                                       500,000              100      38,900

Issuance of Common Stock for  Secondary
Offering, net                                                              1,675,000              335     111,876

Conversion of preferred stock of subsidiary
to common stock of parent                                                    280,000               56         (56)

Issuance of Common Stock for Acquisitions                                    275,011              275      22,586

Exercise of stock options                                                    882,485              334       4,635

Capital Contribution                                                                                       12,500

Collections on notes receivables from
stockholders                                                                                                                 141

Amortization of deferred compensation

Allocation of par value resulting from
stock split                                                                                    70,025     (70,025)
____________________________________________________________________________________________________________________________________
Balance, December 31, 2000                               -          -     88,003,016           88,003     168,585              0
====================================================================================================================================


                                                                              Accumulated
                                                                              Other            Total
                                                 Deferred      Accumulated    Comprehensive    Shareholders'       Comprehensive
                                               Compensation    Deficit        Income (Loss)    Equity (Deficit)    Income (Loss)
____________________________________________________________________________________________________________________________________

Balance, December 31, 1997                                -         (9,489)            (172)             (9,593)

Net loss                                                  -        (17,308)               -             (17,308)         (17,308)

Foreign currency translation adjustments                  -              -              135                 135              135

Issuance of common stock of Inc.                          -              -                -                 186

Issuance of Series D preferred stock                      -              -                -                   -

Issuance of common stock to member of
supervisory board                                                                                           639

Issuance of common stock for cash and
forgiveness of legal settlement obligation                -              -                -               5,814

Accretion of preferred stock                              -           (220)               -                (220)

Conversion of preferred stock of subsidiary
to common stock of parent, net of share
amounts not converted                                     -              -                -               7,079

Shares not converted                                      -              -                -                   -

Reclassification for formation of AG                      -              -                -                   -

Issuance of common stock in initial public
offering, net                                             -              -                -              47,331

Exercise of stock options                                 -              -                -                   -

Deferred compensation                                  (961)             -                -                   -

Amortization of deferred compensation                   162              -                -                 162
____________________________________________________________________________________________________________________________________
Balance, December 31, 1998                             (799)       (27,017)             (37)             34,225          (17,173)
_________________________________________________________________________________________________________________________=======
Net loss                                                           (18,389)                             (18,389)         (18,389)

Foreign currency translation adjustments                                                652                 652              652

Unrealized gain on available for sale
security                                                                              3,022               3,022            3,022

Conversion of common stock of subsidiary to
common stock of parent                                                                                        -

Change in stated value of common stock                                                                        -

Exercise of stock options                                                                                 1,759

Collections on notes receivables from
stockholders                                                                                              1,287

Amortization of deferred compensation                   526                                                 308
____________________________________________________________________________________________________________________________________
Balance, December 31, 1999                             (273)       (45,406)           3,637              22,864          (14,715)
====================================================================================================================================
Net loss                                                           (38,923)                             (38,923)         (38,923)

Foreign currency translation adjustments                                             (1,045)             (1,045)          (1,045)

Unrealized loss on available for sale
securities, net                                                                        (883)               (883)            (883)

Private Placement of Common Stock, net                                                                   39,000                -

Issuance of Common Stock for  Secondary
Offering, net                                                                                           112,211                -

Conversion of preferred stock of subsidiary
to common stock of parent                                                                                     -                -

Issuance of Common Stock for Acquisitions                                                                22,861                -

Exercise of stock options                                                                                 4,969                -

Capital Contribution                                                                                     12,500                -

Collections on notes receivables from
stockholders                                                                                                141                -

Amortization of deferred compensation                   273                                                 273                -

Allocation of par value resulting from
stock split                                                                                                   -                -
____________________________________________________________________________________________________________________________________
Balance, December 31, 2000                               (0)       (84,329)           1,709             173,968          (55,567)
====================================================================================================================================


DIFFERENCES BETWEEN U.S. GAAP AND GERMAN LAW

     1.  General
     The consolidated financial statements of INTERSHOP Communications Aktiengesellschaft (hereinafter referred to as the "Company" or "INTERSHOP AG") as of December 31, 2000 were prepared as exempting consolidated financial statements in accordance with ss. 292a of the German Commercial Code (HGB) in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") and on the basis of the German Accounting Standards No 1 (DRS 1) from the German Standardization Committee (Deutscher Standisierungsrat DRSC e.V.). The provisions of the German Commercial Code (HGB) and German Stock Corporation Law
(AktG) differ from U.S. GAAP in certain significant respects. The main differences that may be relevant to an evaluation of the net worth, financial position, and the results of the Company are described below: Pursuant to HGB, all items in the balance sheet and income statement must be set out in the form and order laid down in ss.ss. 266, 275 HGB. U.S. GAAP requires a different presentation, in which the balance sheet items are presented with more liquid items first. According to U.S. GAAP, the short-term portions of long-term receivables and liabilities are shown in a separate balance sheet item. The portion that falls due in less than one year is treated as short-term. Purchased software for internal use is not shown as an intangible asset, as it is in financial statements prepared according to HGB, but as property and equipment, such as fixtures, furniture, and office equipment. According to U.S. GAAP, cost to develop software to be sold, leased, or otherwise marketed can be capitalized and amortized over its estimated economic life. According to HGB, internally developed software forming part of fixed assets cannot be capitalized. To date, the Company has charged all software development costs to research and development as incurred.

     2.  Deferred Taxes on Loss Carryforwards
     According to HGB, deferred tax refund claims arising from loss carryforwards may not be shown on the balance sheet as expected future tax savings are deemed to be not yet realized. According to U.S. GAAP, these types of future tax reduction claims are to be capitalized. Their value depends upon the probability of the loss carryforwards being utilized within the required period. The Company has recorded a valuation allowance for its deferred tax asset due to uncertainties regarding the realization of the asset.

     3.  Employee Stock Options
     According to U.S. GAAP, stock-based compensation issued to employees may be accounted for in two ways. Under one method, the "fair value" of stock-based compensation may be determined and recorded as an expense over the vesting period of the option or other equity instrument. Alternatively, only the difference between the exercise price of the option and the fair market value of the underlying security on the date of grant are recognized as an expense over the vesting period. Under this method, the pro forma impact on net income of accounting for stock-based compensation using the first method must be disclosed in the financial statements. The Company has elected the latter method and presents the pro forma impact in the notes to the financial statements. As noted above, the difference between the exercise price of the option and the fair market value of the underlying security on the date of grant are to be treated, according to U.S. GAAP, as personnel expenses recorded ratably over the vesting period of the option and correspondingly recorded under "equity". In line with currently accepted accounting rules, no expense would occur in the income statement pursuant to HGB.

     4.  Equity
     According to HGB, the Company would have had to prepare consolidated financial statements for the first time following the acquisition of the majority of shares in INTERSHOP Communications, Inc. on June 22, 1998 and perform the capital consolidation as of this date. The difference between the book value of the participation and the equity capital of the subsidiary INTERSHOP Communications, Inc. would have to be distributed according to the actual value of the assets and liabilities included in consolidation. The remainder would have to be shown as goodwill and either amortized over its expected useful life or offset against the capital reserves on the face of the balance sheet. The valuation base from the Company's individual financial statements would have to be shown as capital stock. The amount allotted to the minority shareholders in INTERSHOP Communications Inc. would have to be shown under the position "equity" as "minority interests in capital" and in the income statement as "minority interests in profit/loss". According to U.S. GAAP, the capital consolidation of the Company in line with APB 16 "Business Combinations" is effected as a "transaction under common control", which eliminates the transfer of the shares in INTERSHOP Communications GmbH, Jena, to INTERSHOP Communications, Inc., as well as the transfer of the shares in INTERSHOP Communications, Inc. to INTERSHOP AG and means that only the amount actually raised is shown as capital stock. Likewise, no differences resulted from these transactions according to U.S. GAAP. Due to the fact that the minority shareholders of INTERSHOP Communications, Inc. have a right of conversion for the conditional capital of the shareholders, no minority shares in the capital or the profit/ loss are shown. Therefore, according to U.S. GAAP, the time of first consolidation does not apply, so that the disclosures made before the formation of INTERSHOP AG reflect the individual group structures.

     5.  Revenue Recognition
     In accordance with U.S. GAAP, sales revenue is recognized in compliance with American Instutite of Public Accountants' Statement of Position (SOP) 97-2, "Software Revenue Recognition", and related interpretations. There is no general difference to HGB with regard to proceeds from licensing. U.S. GAAP requires accounting for work in process on service transactions to be performed according to the "percentage of completion method", whereby the progress of each project leads to revenue recognition on a pro-rata basis. Service revenue would only be taken into account upon completion of work according to HGB.

     6.  Costs Associated with Certain Equity Transactions
     According to U.S. GAAP, costs associated with certain equity transactions (for example, public offerings of stock), net of any related income tax effects, are treated as a reduction of the proceeds from the transaction. According to HGB, these costs represent extraordinary income or expense.

7.       Foreign Currency Transactions
     Under U.S. GAAP, foreign currency transactions, (for example, foreign currency denominated trade receivables or payables) are valued at the current rate on the balance sheet date with the corresponding gain or loss recorded in the income statement. Under HGB, at each balance sheet date revaluation losses are recognized, while gains are only recognized when realized (for example, upon payment of a foreign currency liability).

     8.  Acquisitions
     Under U.S. GAAP, there are two mutually exclusive methods of accounting for business combinations -- purchase accounting and pooling-of-interests. Pooling-of-interest accounting is done by simply combining the historical accounts of the parties both retroactively and prospectively. No fair value adjustments are made. The pooling-of-interests method must be used if certain conditions exist. These conditions are very complex and restrictive. Under purchase accounting, the valuation is based on fair market values of the net assets at the time of combination. The difference between the fair market values of the net assets acquired and the consideration given represents goodwill, which is amortized over its estimated useful life. Income of the acquired company is reflected only from the acquisition date forward. Under HGB, only the purchase method is used, and, in certain circumstances, the income of the acquired company may be retroactively reflected.

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


1. ORGANIZATION AND OPERATIONS OF THE COMPANY

  INTERSHOP Communications AG, a German stock corporation (the "Company"), is the successor to INTERSHOP Communications, Inc. and INTERSHOP Communications GmbH. INTERSHOP Communications GmbH was originally founded in 1992 as NetConsult Communications GmbH in Germany as a limited liability company. NetConsult
Communications GmbH established a wholly owned subsidiary, NetConsult Communications, Inc., a Delaware corporation, in March 1996. These companies were subsequently renamed INTERSHOP Communications GmbH and INTERSHOP Communications, Inc. (the predecessor company), respectively.

  In December 1996, INTERSHOP Communications, Inc. (U.S., Inc.) entered into a share exchange agreement with INTERSHOP Communications GmbH (GmbH) to acquire 100% of GmbH's outstanding shares. The shareholders of GmbH's common shares received common shares in U.S., Inc. Holders of existing debt (approximately [Euro]1.1 million) and capital (approximately [Euro]200,000) in GmbH, totaling approximately [Euro]1.4 million, received 6,720,000 shares of preferred stock in U.S., Inc. The fair value of the preferred stock issued was equal to the carrying value of the debt and capital for which it was exchanged. The share exchange did not alter the relative ownership interest of the parent company. Upon completion of the transaction, U.S., Inc. became the parent company of GmbH and its subsidiaries.

  On June 23, 1998, the holders of 79.26% of the shares of U.S., Inc. exchanged their shares of preferred and common stock of U.S., Inc., totaling 20,591,348, into 61,729,050 shares of the Company. As a result of this transaction, U.S., Inc. became a majority-owned subsidiary of the Company. Two stockholders, including Stephan Schambach, our founder and Chief Executive Officer, did not contribute all of their shares of U.S., Inc. due to certain tax consequences, and, as of December 31, 2000, still hold 16.0% and 1.5%, respectively, of U.S., Inc.'s common stock. These two stockholders are entitled to exchange their shares in U.S., Inc. for shares in the Company at a ratio of 1:3, using conditional capital specifically approved for this purpose. The instruments held by these individuals are considered to be part of the majority interest in AG given the related party nature of the holdings, their conversion rights and their probable conversion, given the fact that they are subject to repurchase at US $0.01 per share if not converted by 2004. Accordingly, the cost basis of such shares is included in additional paid in capital in the accompanying consolidated financial statements. Conversions of U.S., Inc. shares to AG shares subsequent to the initial conversion in June 1998 are treated as an increase to the stated value of the common stock and a corresponding decrease to additional paid in capital. During 1999, these stockholders converted 744,500 common shares of U.S., Inc. for 2,233,500 shares of the Company. During the year ended December 31, 2000, these stockholders converted 93,333 common shares of U.S., Inc. for 280,000 shares of the Company. As of December 31, 2000, these stockholders held 4,548,167 shares in U.S., Inc., and these shares are convertible into 13,644,500 shares of the Company at any time. If these two shareholders were to have converted their shares as of December 31, 2000, they would own approximately 13.4% of the Company.

  The accompanying consolidated financial statements reflect the consolidated results of the Company and its wholly and majority owned subsidiaries, which have been prepared according to United States generally accepted accounting principles ("U.S. GAAP"). All significant intercompany transactions and balances between the companies have been eliminated.

  With the introduction of the euro ([Euro]) on January 1, 1999, the Company has elected to present the accompanying consolidated financial statements in euro. Accordingly, the Deutsche mark consolidated financial statements for each period presented have been restated into euro using the Deutsche mark/euro exchange rate as of January 1, 1999 of [Euro]1 = DM 1.95583. The Company's restated financial statements in euro depict

________________________________________________________________________________
                                                                          Page 1
the same trends as would have been presented if it had continued to present its consolidated financial statements in Deutsche marks. The consolidated financial statements will, however, not be comparable to financial statements for periods prior to January 1, 1999 in euro of other companies that previously reported their financial information in a currency other than Deutsche marks.

Unless otherwise noted, all references to the "Company" refer to INTERSHOP Communications AG and its subsidiaries, as well as its predecessors.

  The Company is a global provider of electronic commerce software applications that enable businesses to sell their products and services over the Internet. The Company's products can be integrated with existing business systems to allow its customers to sell goods and services over the Internet without replacing their existing business systems. The merchandising capabilities of the Company's products, such as customer profiling and cross-selling, help allow its customers to maximize sales revenues. The Company also provides professional services for its customers to assist in the installation and ongoing maintenance of its software applications.

  During 1997, the Company commenced commercial shipment of its products and emerged from the development stage. Although no longer in the development stage, the Company continues to be subject to the risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, operating in a new and rapidly evolving market, competition from larger companies, dependence on new products, dependence on key personnel, uncertain profitability, and a limited operating history.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Foreign Currency Translation

  The functional currency of the Company's operations outside of Germany is the local country's currency. Consequently, assets and liabilities of operations outside Germany are translated into euros using exchange rates at the end of each reporting period. Revenues and expenses are translated at the average exchange rates prevailing during the period. Cumulative translation gains and losses are reported as a separate component of shareholders' equity.

Statement of Cash Flows

  The Company paid [Euro]540,000,[Euro]37,000 and [Euro]561,000 in cash for interest in 1998, 1999 and 2000, respectively. The Company paid [Euro]13,000, [Euro]61,000 and [Euro]40,100 in cash for taxes in 1998, 1999 and 2000, respectively. The Company issued stock valued at [Euro] 22,861,000 in conjunction with acquisitions in 2000 (see Note 6).

  The Company considers all investments with original maturities of 90 days or less to be cash equivalents.

Concentration of Credit Risk

  Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its customer's financial condition and the risk with respect to trade receivables is further mitigated by the fact that the Company's customer base is diversified.

________________________________________________________________________________
                                                                          Page 2

Fair Value of Financial Instruments

  The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and long-term debt approximate their fair values.

  All balances within accounts receivable are due within one year.

  Marketable securities designated as available for sale are recorded at market with any unrealized gain or loss being recorded in the shareholders' equity section of the Balance Sheet.

Property and Equipment

  Property and equipment are stated at cost. Capital leases are recorded at the present value of the future minimum lease payments at the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years. Capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or their estimated useful life.

Software Development Costs

  The Company accounts for internally generated software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company defines as the development of a working model and further defines as the completion of beta testing of the software. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in technology. Such costs are reported at the lower of unamortized cost or net realizable value. To date, internal software development costs that were eligible for capitalization have not been significant and the Company has charged all software development costs to research and development expense as incurred.

  The Company expenses all research and development costs as incurred.

Long-Lived Assets

The Company periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Company will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, the Company will record impairment losses to write the asset down to fair value, measured by the discounted estimated net future cash flows expected to generated from the assets. During the years ended December 31, 1998, 1999, and 2000, management believes that no such impairments exist.

Advertising Costs

  Advertising costs are expensed as incurred. Advertising expenses of [Euro]1.5 million, [Euro]4.2 million and [Euro]13.2 million were included with sales and marketing expenses for 1998, 1999 and 2000, respectively.

Stock-Based Compensation

  The Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," in October 1995. This accounting standard permits the use of either a fair value based method of accounting or the method defined

________________________________________________________________________________
                                                                          Page 3
in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") to account for stock-based compensation arrangements. Companies that elect to employ the method proscribed by APB 25 are required to disclose the pro forma net income (loss) that would have resulted from the use of the fair value based method. The Company has elected to continue to account for its stock-based compensation arrangements under the provisions of APB 25, and, accordingly, it has included in Note 10 the pro forma disclosures required under SFAS No. 123.

Revenue Recognition

  The Company generates the following types of revenue:

  Licenses. License fees are earned under software license agreements primarily to end-users, and to a lesser extent resellers and distributors. Revenues from licenses to end-users are recognized upon shipment of the software if persuasive evidence of an arrangement exists, collection of the resulting receivable is probable and the fee is fixed and determinable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

  Service and maintenance. Services consist of support arrangements and consulting and education services. Support agreements generally call for the Company to provide technical support and provide certain rights to unspecified software updates to customers. Revenue on technical support and software update rights is recognized ratably over the term of the support agreement. The Company provides consulting and education services to its customers; revenue from such services is generally recognized as the services are performed.

  For arrangements that include multiple elements, the fee is allocated to the various elements based on vendor-specific objective evidence of fair market value established by independent sale of the elements when sold separately.


  In June 1997, the Company entered into a software license agreement with a shareholder for total license fees of [Euro]10.1 million, which was received in cash in 1997. The Company recognized the revenue associated with this agreement over the three-year term of the agreement. In 1998, the Company recognized [Euro]3.4 million of revenue associated with this agreement, and [Euro]0.8 million related to other agreements with this customer, which combined represented 23% of consolidated revenue in 1998. In 1999, the Company recognized [Euro]4.2 million of revenue associated with this agreement representing 9% of consolidated revenue in 1999. In 2000, the Company recognized [Euro]2.4 million of revenue associated with this agreement representing 2% of consolidated revenue in 2000. In 1999, an executive from this customer became a member of our Supervisory Board. Another member of our Supervisory Board is also an executive with another one of our customers. Sales to this customer represented 6%, 2% and 3% of consolidated revenue in 1998, 1999 and 2000, respectively. Besides these two customers, no other customer accounted for 10% or more of consolidated revenues for any year presented.

Comprehensive Income

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which the Company adopted beginning on January 1, 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of SFAS No. 130 is to report a measure of all changes in equity of an enterprise that results from transactions and other economic events of the period other than transactions with shareholders ("comprehensive income"). Comprehensive income is the total of net income (loss) and all other non-owner changes in shareholders' equity.





________________________________________________________________________________
                                                                          Page 4

  Accumulated  other   comprehensive   income  consists  of  the  following  (in
thousands):


                                                    Year Ended
                                                   December 31,
                                            -------------------------
                                              1999          2000
                                            ---------    ------------

   Foreign currency translation
    adjustment............................  [Euro]  615  [Euro] 2,138
   Unrealized gain (loss) on available-
    for-sale securities...................        3,022          (429)
                                             ----------  ------------
                                            [Euro]3,637  [Euro] 1,709
                                            ===========  ============


  In the year ended December 31,1998, the only component of other comprehensive income is the net foreign currency translation, which was [Euro]135,000. A summary of the components of other comprehensive income for the years ended December 31, 1999 and 2000 is as follows (in thousands):


                                  Year Ended                         Year Ended
                              December 31, 1999                 December 31, 2000
                        ------------------------------ -------------------------------------
                        Before Tax  Income  After Tax   Before Tax   Income      After Tax
                          Amount     Tax     Amount       Amount      Tax          Amount
                        ----------- ------ ----------- ------------ ----------  ------------

Unrealized gain (loss)
 on available-for-sale
 securities............ [Euro]3,022   --   [Euro]3,022 [Euro]  (180)[Euro](249) [Euro]  (429)
Foreign currency
 translation
 adjustment............         652   --           652        2,138         --         2,138
                        -----------  ----  ----------- ------------ ----------  ------------
                        [Euro]3,674   --   [Euro]3,674 [Euro] 1,958 [Euro](249) [Euro] 1,709
                        ===========  ====  =========== ============ ==========  ============


Earnings Per Share

  Basic net loss per common share is presented in conformity with SFAS No. 128 "Earnings Per Share" for all periods presented. Basic net loss per share is computed using the weighted-average number of vested outstanding shares of common stock. As discussed in Note 1, certain shareholders hold shares in U.S., Inc., and these shares were previously included in basic weighted average common and common equivalent shares outstanding for the purpose of calculating earnings per share. The Company has restated earnings per share to exclude these shares from the calculation of basic earnings per share. For the years ended December 31, 1998 and 1999, basic net loss per share previously reported were [Euro](0.29) and [Euro](0.19), in comparison with a restated basic earnings per share of [Euro](0.38) and [Euro](0.23).

  Diluted net loss per share is computed using the weighted-average number of vested shares of common stock outstanding and, when dilutive, unvested common stock outstanding, potential common shares from options and warrants to purchase common stock using the treasury stock method and from convertible securities using the as-if-converted basis. The options exercised that result in shares subject to repurchase have been excluded in computing the number of weighted average shares outstanding for basic earnings per share

________________________________________________________________________________
                                                                          Page 5
purposes. All potential common shares have been excluded from the computation of diluted net loss per share for 1998, 1999 and 2000 because the effect would be antidilutive. The weighted-average number of vested shares of common stock outstanding includes the shares of U.S., Inc., converted at a ratio of 1:3, held by two shareholders of the Company as discussed further in Note 1.

  The following table provides a reconciliation of the numerators and denominators used in calculating basic and diluted earnings per share for the three years ended December 31, 2000, respectively (in thousands, except per share data):



                                     Years Ended December 31
                             ------------------------------------------
                                 1998          1999           2000
                             ------------  -------------  -------------

   Net loss
    attributable to common
    shareholders...........  [Euro](17,528) [Euro](18,389) [Euro](38,923)
                             =============  =============  =============
   Basic net loss per
    share:
   Weighted average common
    shares outstanding.....         48,590         82,633         85,884
   Less: Weighted average
    shares subject to
    repurchase.............         (2,625)        (2,750)        (1,750)
                             -------------  -------------  -------------
   Total weighted average
    common shares..........         45,965         79,883         84,134
   Basic net loss
    per share..............  [Euro]  (0.38) [Euro]  (0.23) [Euro]  (0.46)
                             =============  =============  =============
   Diluted net loss per
    share:
   Weighted average common
    shares outstanding.....         45,965         79,883         84,134
   Add: Weighted average
    shares subject to
    repurchase.............             --             --             --
     Convertible shares of
      U.S., Inc. ..........             --             --             --
     Common Stock option
      grants...............             --             --             --
                             -------------  -------------  -------------
   Total weighted average
    common shares and
    common stock
    equivalents............         45,965         79,883         84,134
                             -------------  -------------  -------------
   Diluted net loss
    per share..............  [Euro]  (0.38) [Euro]  (0.23) [Euro]  (0.46)
                             =============  =============  =============



Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The

________________________________________________________________________________
                                                                          Page 6
key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statements No. 133," which amends SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (or January 1, 2001 for the Company). In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment of FASB Statement No. 133." SFAS 138 amends SFAS 133 to (a) exclude from the scope of SFAS No. 133 nonfinancial assets that will be delivered in quantities expected to be used or sold by a company over a reasonable period in the normal course of business and for which physical delivery is probable, (b) permit hedging of a benchmark interest rate, (c) allow hedging of foreign- currency-denominated assets and liabilities and (d) allow for limited hedging of net foreign currency exposures. The Company has no derivative financial and commodity instruments, forward contracts or hedging arrangements in cash and cash equivalents. These statements should not have a material impact on the current financial condition or results of the Company's operations.

Reclassifications
Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.


3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

  Prepaid expenses and other current assets consisted of the following (in thousands):

                                     December 31,
                              ------------------------
                                   1999        2000
                              -----------  -----------

   Trade show and advertising
    prepayments.............  [Euro]  178  [Euro]  203
   Receivables from employees           -          568
   VAT receivable...........        2,435        2,406
   Other....................        1,257        4,616
                              -----------  -----------
     Total..................  [Euro]3,870  [Euro]7,793
                              ===========  ===========


4. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following (in thousands euro):


                                   1999        ADDITIONS      DISPOSALS           2000
                                   ----        ---------      ---------           ----

    Computer equipment       [Euro] 7,724        13,581    [Euro](1,004)    [Euro]20,301
    Furniture and fixtures          2,552         3,467            (113)           5,906
    Leasehold improvements            332         5,990               -            6,322

    Subtotal                       10,608        23,038          (1,117)          32,529
                             -----------------------------------------------------------
    Accumulated depreciation       (4,998)       (6,312)            835          (10,475)
                             ------------                                  -------------
    Property and equipment,
    net                      [Euro] 5,610                                   [Euro]22,054
                             ============                                  =============



    Equipment under capital leases included in property and equipment as of


________________________________________________________________________________
                                                                          Page 7

December  31,  1999  was  [Euro]114,000.   Accumulated  amortization  of  leased
equipment was [Euro]81,000 as of December 31, 1999. The leases were paid in full as of December 31, 2000.


5. INVESTMENTS

  During 1998 and 1999, the Company made investments in a non-public company in Israel totaling [Euro]0.5 million and [Euro]1.2 million, respectively. The total investment of [Euro]1.7 million in this entity represents an ownership interest of approximately 6% as of December 31, 2000. The investments are carried at their original cost basis.

  Investments in debt and marketable equity securities are categorized as available-for-sale and are stated at fair value, with unrealized gains and losses, net of deferred income taxes, reported as a component of other comprehensive income.

  As of December 31, 1999 and 2000, available-for-sale securities consisted of the following (in thousands):


                                         Gross         Gross
                                         unrealized    unrealized    Estimated
DECEMBER 31, 1999            Cost        gains         losses        fair value
-----------------            ------------------------------------------------------

Equity securities            [Euro]1,490   [Euro]3,022     [Euro] -     [Euro]4,512

Investment funds                       -             -            -               -

                                         Gross         Gross
                                         unrealized    unrealized    Estimated
DECEMBER 31, 2000            Cost        gains         losses        fair value
-----------------            ------------------------------------------------------

Equity securities            [Euro]1,490   [Euro]    -   ([Euro]650)    [Euro] 840

Investment funds                  27,039           470            -         27,509




6. ACQUISITIONS

OWIS SOFTWARE GMBH

In July 2000, the Company acquired the assets of Owis Software GmbH ("Owis") for 26,550 shares of the Company's capital stock, the market value of which was approximately [Euro]2.4 million, and approximately [Euro]2.5 million in cash, resulting in an aggregate purchase price of approximately [Euro]4.9 million. The value assigned to the shares issued was determined based on the market price of the Company's common stock over a period of time before and after the Company and Owis had reached agreement on the purchase price and the proposed transaction was announced. The Company did not assume any options in the transaction. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed, based on the completion of the evaluation of the fair values of Owis's assets and liabilities at the date of acquisition. The following is a summary of the purchase price allocation (in thousands):


Current assets and other tangible assets  [Euro]1,263
Liabilities assumed                            (1,292)
Assembled workforce                               530
Goodwill                                        4,409
                                                -----
                                          [Euro]4,910
                                                =====

The acquired assembled workforce and goodwill are being depreciated over a period of three years. The operating results of Owis have been included in the consolidated income statements from the date of acquisition. The allocation of purchase price is

________________________________________________________________________________
                                                                          Page 8
based on preliminary estimates of fair value and is subject to revision based upon the finalization of management's assessment of the fair value of net assets acquired. Changes in the allocation of purchase price would likely be limited to the recording of other identified intangible assets, resulting in a reduction of goodwill, if such assets and their respective values can be identified.

SUBOTNIC GMBH

In December 2000, the Company acquired the assets of Subotnic GmbH ("Subotnic") for 248,461 shares of the Company's capital stock, the market value of which was approximately [Euro]20.3 million. The value assigned to the shares issued was determined based on the market price of the Company's common stock over a period of time before and after the Company and Subotnic had reached agreement on the purchase price and the proposed transaction was announced. The Company did not assume any options in the transaction. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed, based on the completion of the evaluation of the fair values of Subotnic's assets and liabilities at the date of acquisition. The following is a summary of the purchase price allocation (in thousands):


Current assets and other tangible assets  [Euro]   348
Liabilities assumed                             (1,353)
Assembled workforce                                360
Goodwill                                        21,019
                                                ------
                                          [Euro]20,374
                                                ======

The acquired assembled workforce and goodwill are being depreciated over a period of three years. The operating results of Subotnic have been included in the consolidated income statements from the date of acquisition. The allocation of purchase price is based on preliminary estimates of fair value and is subject to revision based upon the finalization of management's assessment of the fair value of net assets acquired. Changes in the allocation of purchase price would likely be limited to the recording of other identified intangible assets, resulting in a reduction of goodwill, if such assets and their respective values can be identified.

The following unaudited pro forma financial information presents results as if the acquisition of Owis and Subotnic had occurred at the beginning of the respective periods (in thousands):

                                                    Years ended December 31,
                                                     1999             2000
                                                  (unaudited)      (unaudited)
Pro forma total revenue                         [Euro] 47,776    [Euro] 123,090
Pro forma net loss                                    (28,258)          (48,801)
Pro forma net loss per share - basic/diluted             (.35)             (.58)

These pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional amortization expense as a result of intangible assets arising from the purchase. The pro forma results are not necessarily indicative of the results of operations which actually would have resulted had the purchase been in effect at the beginning of the respective periods or of future results.









________________________________________________________________________________
                                                                          Page 9

7. ACCRUED LIABILITIES

  Accrued liabilities consisted of the following (in thousands):


                                       December 31,
                                 -------------------------
                                   1999        2000
                                 ----------- -------------

   VAT payable.................  [Euro]2,476  [Euro] 2,923
   Accrued commissions.........        1,817         2,464
   Employee compensation.......        1,208         2,105
   Payroll taxes payable.......          396           768
   Social security.............          464           950
   Deferred tax liability......            -           264
   Other.......................        3,599         8,499
                                 -----------  ------------
                                 [Euro]9,960  [Euro]17,973
                                 ===========  ============


8. NOTES PAYABLE TO SHAREHOLDERS

  During 2000, the Company entered into a secured loan agreement for US$10.0 million with an officer of the Company who is also a shareholder and a member of the management board. Interest on the note is payable quarterly at 6.13%. The note was paid in full in October 2000.

  During 1999, the Company entered into a secured loan agreement for [Euro]7.0 million with an officer of the Company who is also a shareholder and a member of the management board. Interest on the note is payable quarterly at 6%. The note was paid in full in November 2000.

  During 1996, the Company entered into a series of unsecured loans with certain shareholders. Interest is payable quarterly at 10%. The outstanding principal on the notes are classified as long-term and was[Euro]20,000 at December 31, 1999. The note was repaid in 2000.


9. COMMITMENTS AND CONTINGENCIES

Operating Leases

  Facilities and certain furniture and equipment are leased under operating leases. As of December 31, 2000, future minimum annual lease payments are as follows (in thousands):



     Year Ended December 31,
     -----------------------

     2001....................................................... [Euro] 9,520
     2002.......................................................        9,108
     2003.......................................................        7,793
     2004.......................................................        6,849
     2005.......................................................        6,875
     Subsequent years...........................................       29,306
                                                                 ------------
       Total.................................................... [Euro]69,451
                                                                 ============


  Rent expense was [Euro]1,277,000,[Euro]2,022,000 and [Euro]6,095,000 for the years ended December 31, 1998,1999 and 2000, respectively.


________________________________________________________________________________
                                                                         Page 10

Legal Matters

The Company is a defendant in various other legal matters arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of these matters is not expected to have a material effect on these consolidated financial statements.

In January 2001, a U.S. company filed a suit with a U.S. court against U.S., Inc., claiming violation of certain patent rights. The complaint seeks for compensation of damages based on the alleged patent infringements. The Company believes there is no merit to the case and intends to defend the case vigorously. There can be no assurance that the Company will be able to prevail in the lawsuit, or that the pendency of the lawsuit will not adversely affect the Company's operations. As the outcome of this matter cannot reasonably be determined, the Company has not accrued for any potential loss contingencies.

On March 1, 2001, a securities class action complaint, Juergen Fischer v. Intershop Communications, et al., Case No. 01-0882, was filed in the United States District Court for the Northern District of California, Intershop Communications AG, its Management Board members, and certain other officers. The complaint alleges that the defendants made material misrepresentations and omissions of material facts concerning the Company's business performance. The complaint seeks an unspecified amount of damages. The Company believes there is no merit to the case and intends to defend the case vigorously. There can be no assurance that the Company will be able to prevail in the lawsuit, or that the pendency of the lawsuit will not adversely affect the Company's operations. As the outcome of this matter cannot reasonably be determined, the Company has not accrued for any potential loss contingencies.


10. SHAREHOLDERS' EQUITY

Stock Splits and Change in Stated Value

  In conjunction with the share exchange discussed in Note 1 between the shareholders of U.S., Inc. and the Company in June 1998, the shares of U.S., Inc. were exchanged for shares of the Company on a 1-for-5 basis. In June 1999, the Company changed the stated value of its common stock from DM 5 per share to [Euro]1 per share and effected a 3-for-1 stock split. Unless otherwise noted, all share and per share amounts presented have been restated to retroactively reflect this conversion ratio and stock split for all periods presented.

  The adjustment to the stated value of the Company's common stock is reflected in the Consolidated Statements of Convertible Redeemable Preferred Stock and Shareholders' Equity as an increase to the stated value of the common stock for [Euro]2.4 million and a corresponding decrease to additional paid in capital as of June 1999.

  On June 27, 2000, the Company's Annual Shareholder Meeting authorized a 5-for-1 stock split and authorized management to repurchase up to 10% of its outstanding common stock through November 2001. The stock split became effective on August 16, 2000, when it was registered in the commercial register in accordance with the German Stock Corporation Act. All share and per share amounts presented in the accompanying financial statements have been restated to retroactively reflect the stock split for all periods presented.

Convertible Redeemable Preferred Stock

  During 1997, the Company issued 6,000,000 shares of preferred stock at approximately [Euro]0.6 per share resulting in aggregate proceeds of [Euro]3.5 million. In March 1998, the Company sold 1,169,550 shares of preferred stock in U.S., Inc. at approximately [Euro]1.60 per share resulting in aggregate proceeds of [Euro]1.9 million.

  Significant rights, restrictions, and preferences of preferred stock included cash dividends at a rate of 8% per annum, as defined, liquidation preferences, voting rights, and conversion and redemption features.


________________________________________________________________________________
                                                                         Page 11

  Prior to the share exchange between the shareholders of U.S., Inc. and the Company in June 1998, all outstanding shares of preferred stock converted to the same number of shares of common stock of U.S., Inc. After considering the conversion ratio and stock split discussed above, shares of U.S., Inc. common stock were converted to shares of the Company on a 1-for-3 basis.

Equity transactions in 2000

In January 2000, the Chairman of the Company's Supervisory Board purchased 250,000 shares from a trust that administers certain shares issued under the Company's 1997 Equity Incentive Plan. Consistent with the terms of the trust, the proceeds of the sale, [Euro]12.5 million, net of related tax effects, were recorded as a capital contribution in paid-in capital.

In March 2000, the Company issued 1,675,000 shares related to its registration with the U.S. Securities and Exchange Commission to register shares of its common stock in the form of American Depository Shares ("ADSs"). The shares were sold to the public in the form of a secondary offering on September 29, 2000 for net proceeds of approximately [Euro]119 million.

In August 2000, the Company sold 500,000 shares at [Euro]80 per share in a private placement. The Company will use the net proceeds of approximately [Euro]38.9 million for general corporate purposes.


Convertible Promissory Note

  In April 1998, U.S. Inc. entered into a convertible promissory note, which bears interest at 7%, with a member of the Company's Supervisory Board for US$500,000. The principal and accrued interest were convertible at the option of the holder, in whole or in part, into shares of U.S. Inc.'s next series of preferred stock issued in connection with a third party financing at the purchase price per share paid by the third party investors. The principal and interest would automatically convert into common stock in the event that U.S. Inc. completed an underwritten public offering, as defined, at the initial public offering price less a 25% discount. In the event that a new series of preferred stock were not issued, or a public offering did not occur, then the outstanding principal and accrued interest were convertible at the option of the holder, in whole or in part, into common stock of U.S. Inc. at [Euro]1.60 per share. All principal and unpaid interest was due and payable, to the extent not converted, on October 28, 1998.

  In conjunction with the legal entity reorganization that occurred in June 1998, the U.S. Inc. repaid the note to the board member, and the board member purchased 250,005 shares of the Company's common stock for [Euro]2.56 per share, resulting in aggregate proceeds of [Euro]639,118.

Legal settlement obligation

  In May 1998, we entered into a legal settlement related to a trademark dispute that obligated us to pay [Euro]1.9 million. An investor paid this amount on behalf of the Company. In exchange, this investor purchased 900,450 shares from the Company on June 23, 1998. The final purchase price for these shares was determined based on the average trading price for one month following the Company's initial public offering in Germany. Based on this average trading price, the investor paid an additional [Euro]4.0 million in cash for these shares. The Company has recorded the legal settlement cost of [Euro]1.9 million and the additional cash received of [Euro]4.0 million as an increase in equity in exchange for the 900,450 shares issued.

Deferred Compensation

  In connection with the grant of certain stock options to employees prior to the initial public offering in July 1998, the Company recorded deferred compensation of approximately [Euro]1.0 million representing the intrinsic value of the options, i.e., the difference between the deemed value of the common stock for accounting purposes and the option exercise price of such

________________________________________________________________________________
                                                                         Page 12
options  at the date of  grant.  This  amount is  presented  as a  reduction  of shareholders' equity and amortized ratably over the vesting period of the applicable options. Approximately [Euro] 162,000, [Euro] 308,000 and [Euro] 273,000 was expensed during the years ended December 31,1998, 1999 and 2000, respectively. The balance was expensed in full at December 31, 2000. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder's services. No compensation expense related to any other periods presented has been recorded.

1997 Equity Incentive Plan

  The Company had originally reserved 10,000,000 shares of common stock for issuance to employees, directors and consultants under its 1997 Equity Incentive Plan (the 1997 Plan). The Board of Supervisors may grant incentive or non-statutory stock options at prices not less than 100% or 85%, respectively, of fair market value as determined by the Board of Supervisors, at the date of grant. Options vest ratably over periods determined by the Board, generally three years. The Board also has the authority to set exercise dates (no longer than ten years from the date of grant), payment terms, and other provisions for each grant. The Company generally had the right of first refusal for all common stock issued under the 1997 Plan should the holder desire to sell or otherwise transfer any of the shares. The Company's right of first refusal terminated upon the effective date July 16, 1998, of the Company's initial public offering.

1999 Equity Incentive Plan

  Effective  as of June 21,  1999,  the Company  adopted a new stock option plan
(the 1999 Plan) covering board members, executive officers and certain employees. The options under the 1999 Plan vest ratably over a four year period beginning six months from the date of grant; however, pursuant to the German Stock Corporation Act, no options will be exercisable, even though a portion is vested, prior to the second anniversary of the date of grant. The exercise price of the options is equal to 120% of the market price of the shares on the date of grant, where the market price is determined to be the average closing price as quoted on the Neuer Markt for the 10 trading days prior to the date of grant.

  There are two pools of shares authorized under the 1999 Plan. There are 665,000 shares for grants of stock options to members of the management board and general managers of subsidiaries and 7,500,000 shares for grants of stock options to all other employees.

Stock-Based Compensation

  The Company applies APB Opinion No. 25 and related interpretations in accounting for the Plan. If compensation cost for the Plan had been determined based on the fair value at the grant dates for the awards calculated in accordance with the method prescribed by SFAS No. 123, the impact on the Company's net loss and net loss per share would have been as follows (in thousands, except per share amounts):

                                           Year Ended December 31,
                                   ------------------------------------------
                                       1998          1999           2000
                                   -------------  -------------  -------------

   Net loss attributable to
    common shareholders
     As reported.................  [Euro](17,528) [Euro](18,389) [Euro](38,923)
     Pro forma...................        (17,563)       (21,204)       (79,632)
   Basic and diluted earnings per
    share
     As reported.................  [Euro] (0.38)  [Euro] (0.23)  [Euro]  (0.46)
     Pro forma...................         (0.38)         (0.27)          (0.95)

________________________________________________________________________________
                                                                         Page 13

  Option activity under the plans was as follows (in thousands, except per share data):


                                                 Year Ended December 31,
                          ---------------------------------------------------------------------
                                    1998                   1999                    2000
                           ---------------------- ----------------------- ---------------------
                                       Weighted               Weighted               Weighted
                           Number of   Average    Number of   Average    Number of    Average
                            Shares     Exercise    Shares     Exercise    Shares     Exercise
                          Outstanding   Price    Outstanding   Price    Outstanding    Price
                          ----------- ---------- -----------  ---------- ----------- ----------

Outstanding at beginning
 of period..............     6,495    [Euro]0.11    5,625    [Euro] 0.59    2,365 [Euro] 14.78
Granted.................     3,960          0.84    2,235          15.66    4,077 [Euro] 99.89
Exercised...............    (3,720)         0.23   (4,235)          0.43     (882)[Euro]  5.01
Canceled................    (1,110)         0.20   (1,260)          1.11     (639)[Euro] 61.11
                            ------    ----------   ------     ----------   -------     -------
Outstanding at end of
 period.................     5,625    [Euro]0.59    2,365    [Euro]14.78    4,930 [Euro] 66.48
                            ======    ==========   ======     ==========   ======   ===========



  The following table summarizes information with respect to the stock options outstanding at December 31, 2000:


                                    Weighted
                                     Average
                                    Remaining  Weighted             Weighted
                        Number of  Contractual Average    Number    Average
        Range of         Options      Life     Exercise Exercisable Exercise
     Exercise Prices   Outstanding   (Years)    Price   at 12/31/00  Price
     ---------------   ----------- ----------- -------- ----------- --------
                         (000s)                [Euro]     (000s)     [Euro]

       0.02 -  15.15      1,122        7.4       8.04      1,199       8.03
      15.16 -  30.31        763        3.7      22.86        244      22.38
      30.32 -  45.46        115        4.3      39.99         19      37.22
      45.47 -  60.62        133        4.6      52.89         11      50.94
      60.63 -  75.77        547        4.6      67.53         49      66.05
      75.78 -  90.93        109        4.3      79.65         17      78.81
      90.94 - 106.08        397        4.6      97.22         31      97.71
     106.09 - 121.24      1,467        4.3     114.81        223     115.19
     121.25 - 136.39        210        4.4     130.02         29     131.55
     136.40 - 151.55         67        4.2     144.55         13     144.55
                          -----                            -----
                          4,930        5.0      66.48      1,755      31.18
                          =====                            =====



  The 1997 Plan allows for the issuance of options that are immediately exercisable through execution of a restricted stock purchase agreement. Shares purchased subject to a restricted stock purchase agreement generally vest over three years. In the event of termination of employment, the Company may repurchase unvested shares at a price equal to the original issuance price. As of December 31, 2000, 59,423 shares of common stock issued and outstanding were unvested and subject to repurchase by the Company at [Euro]0.02 to [Euro]8.13 per share. All shares that were exercised early are held by a trustee on behalf of the employee. In the event that an employee leaves the Company with unvested shares, the unvested shares are sold in the open market, and the proceeds of the sale are contributed to the Company.

  The fair  value  of  each option grant  is estimated  on  the  date  of  grant utilizing risk-free interest rates on the date of grant (4.2%-5.6% in 1998,4.6%-6.2% in 1999 and 6.3% in 2000) with maturities equal to the expected option term of 4.5

________________________________________________________________________________
                                                                         Page 14
years. The dividend assumed is estimated at 0% in 1998, 1999 and 2000, and the volatility is assumed to be 0% through the date of the Company's initial public offering in 1998 and 69% in 1999 and 86% in 2000.



Shares Reserved for Future Issuance

  As of December 31, 2000, the Company had authorized and conditional capital of 43,490,459 and 22,694,500 shares, respectively. Authorized capital is equivalent to additional authorized shares for acquisitions or sales of common stock with the approval of the Company's Supervisory Board. Conditional capital is equivalent to shares reserved for future issuance, as follows:

     Conversion of remaining U.S. Inc. shares........................ 13,644,500
     Stock options...................................................  9,050,000
                                                                      ----------
                                                                      22,694,500
                                                                      ==========


10. INCOME TAXES

  The Company accounts for income taxes using an asset and liability approach under which deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which taxes become payable.

  The income tax benefit differs from the amounts which would result by applying the applicable German statutory rates to the loss before taxes, as follows (in thousands):


                                        Year Ended December 31,
                               -----------------------------------------
                                   1998          1999           2000
                               -------------  ------------ -------------

Provision (benefit) at
 German statutory rate..       [Euro](10,079) [Euro](9,783)[Euro](20,707)
Foreign income/losses
 taxed/benefited at a
 different tax rate.....               3,480         2,998         5,914
Change in valuation
 allowance..............               6,036         9,775        58,914
Tax credits.............                 (17)           --            --
Permanent differences...                  40           214          (394)
Reserves not currently deductible         --            --        60,597
Change in statutory tax
 rate...................                  --        (2,490)       15,949
Other...................                  --          (714)          921
                               -------------  ------------ -------------
Provision (benefit) for
 income taxes...........       [Euro]     --  [Euro]    -- [Euro]     --
                               =============  ============ =============


  The components of the deferred tax asset were as follows (in thousands):

                                                As of
                                       -------------------------
                                          1999          2000
                                       ------------  ------------

Net operating loss carryforwards.....  [Euro]18,973  [Euro]75,063
Tax credit carryforwards.............            82            82
Accruals not currently deductible....         1,287         1,966

________________________________________________________________________________
                                                                         Page 15

Capitalized start-up costs and other
 intangibles not currently
 deductible..........................            16           300
Interest expense not currently
 Deductible..........................            --         1,150
Other................................           (99)          612
                                       ------------  ------------
                                             20,259        79,173
Valuation allowance..................       (20,259)      (79,173)
                                       ------------  ------------
Net deferred tax asset...............  [Euro]    --  [Euro]    --
                                       ============  ============


  A valuation allowance has been recorded for the entire deferred tax asset for all periods through December 31, 2000 as a result of uncertainties regarding the realization of the asset including the limited operating history of the Company, the lack of profitability through December 31, 1999 and 2000.

  For the year ended December 31, 2000, the Company had net operating loss carryforwards for tax reporting purposes in various tax jurisdictions as follows (in thousands):



     U.S. Federal..................................................[Euro] 52,696
     U.S. state....................................................       68,582
     German........................................................      122,780
     Other.........................................................       14,484
                                                                    ------------
       Total.......................................................[Euro]258,542
                                                                    ============


  In addition, as of December 31, 2000, the Company had U.S. Federal and U.S. state income tax credit carryforwards of approximately [Euro]70,000 and[Euro]40,000, respectively. U.S. Federal and state net operating losses carryforwards expire in various periods through 2019. The German net operating loss carry forwards for tax purposes relate to corporate income tax and municipal trade tax and carry forward indefinitely. The Tax Reform Act of 1986 and German tax law contains provisions which may limit the net operating loss and tax credit carryforwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest.


11. INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

  During 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of and Enterprise and Related Information."

  The Company is organized based upon the nature of the products and services it offers. Under this organizational structure, the Company operates in two fundamental business segments: product and service. The product segment includes the development and sale of the Company's software products. The service segment provides service and support for the Company's products. The Company's products are primarily developed at its facilities in Jena, Germany, and are sold through a direct sales force and independent distributors in Europe, North America, South America, Australia, and Asia.


  The information in the following tables is derived directly from the Company's internal financial reporting used by the Company's chief operating decision makers for corporate management purposes. The Company evaluates its segments' performance based on several factors, of which the primary financial measure is gross margin. Unallocated costs include corporate and other costs not allocated to business segments for management reporting purposes. The accounting policies

________________________________________________________________________________
                                                                         Page 16
followed by the Company's  business  segments are the same as those described in
Note 2 to the consolidated financial statements. The Company does not allocate assets by segment for management reporting purposes.


                                                     Years Ended December 31,
                                            ------------------------------------------
                                               1998           1999           2000
                                            ------------   ------------  -------------
                                                       (in thousands)

   Revenues from unaffiliated customers:
     Product..............................  [Euro]11,295   [Euro]29,534  [Euro] 74,068
     Services.............................         6,577         16,732         48,926
                                            ------------   ------------  -------------
       Total revenue......................  [Euro]17,872   [Euro]46,266  [Euro]122,994
                                            ============   ============  =============
   Gross margin:
     Product..............................  [Euro] 9,553   [Euro]24,748  [Euro] 68,779
     Services.............................         2,811          8,267          5,473
                                            ------------   ------------  -------------
       Total gross margin.................  [Euro]12,364   [Euro]33,015  [Euro] 74,252
                                            ============   ============  =============


  Revenues by geographic location are attributed to the country from which the sale is made and are presented below (in thousands):




                                           For the Year Ended
                                              December 31,
                                          ---------------------
                                           1998   1999   2000
                                          ------ ------ -------
                                          [Euro]  [Euro]  [Euro]

   Germany............................... 10,232  17,190  53,465
   United States.........................  5,940  18,366  39,615
   United Kingdom........................    797   7,000  12,971
   Other*................................    903   3,710  16,943
                                          ------  ------ -------
     Total............................... 17,872  46,266 122,994
                                          ======  ====== =======

--------
* Revenues for other geographic locations are substantially derived from France in 1997 and 1998 and France and Sweden in 1999 and France, Sweden, China, Korea, Singapore, Japan, and Australia in 2000.

  Long-lived   assets  located  by  geographic   location  are  as  follows  (in
thousands):

                                             As of December 31,
                                            --------------------
                                             1998   1999   2000
                                            ------ ------ ------
                                            [Euro] [Euro] [Euro]

   Germany................................. 1,404  1,644   9,106
   United States........................... 2,074  2,671   7,937
   United Kingdom..........................    48    716   3,188
   Other...................................   141    579   1,823
                                            -----  -----  ------
     Total................................. 3,667  5,610  22,054
                                            =====  =====  ======

________________________________________________________________________________
                                                                         Page 17

12.  LOCAL DISCLOSURE REQUIREMENTS

Board Membership

MANAGEMENT BOARD
Stephan Schambach, Chair
Wilfried Beeck, Chief Financial Officer

SUPERVISORY BOARD
Eckhard Pfeiffer, Chair
Theodore J. Smith, Vice Chair
Joerg Menno Harms
Lorenzo Pelliciolo
Hartmut Esslinger, Ph.D.

Shareholdings of Board Members

The members of the Management and Supervisory Board owned the following number of shares in the Company as of December 31, 2000:

MANAGEMENT BOARD
Stephan Schambach                                   0 shares
Wilfried Beeck                              7,000,000 shares

As discussed in Note 1, Stephan Schambach holds 4,166,667 shares in Intershop Communications, Inc. These shares are convertible into 12,500,000 shares of the Company at any time prior to 2004. If the shares are not converted at that time, then the Company may repurchase the shares for US$ 0.01 per share. If Mr. Schambach were to have converted all of his shares on December 31, 2000, he would have owned 12% of the Company's outstanding common stock.

Mr. Beeck'S shareholdings represent 8% of the Company's outstanding common stock as of December 31, 2000.

SUPERVISORY BOARD
Eckhard Pfeiffer                              400,000 shares
Theodore J. Smith                             107,290 shares
Joerg Menno Harms                                 200 shares
Lorenzo Pelliciolo                                  0 shares
Hartmut Esslinger, Ph.D.                            0 shares

In 2000, the Company entered into a marketing and branding contract for approximately [Euro] 1.1 million with a company for which one of our board members is the founder and CEO. During 2000, the Company recognized [Euro] 1.1 million of expenses related to this contract. These expenses were included with sales and marketing expenses.

Board Compensation

In 2000, the annual compensation, accrued but not paid, for the Supervisory Board was [Euro]106,000. In 2000, the total annual compensation for the Management Board was [Euro]51,000.

Investments

The following table lists directly and indirectly held investments of the Company that are included in the consolidated financial statements as of December 31, 2000:

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                                                                     OWNERSHIP %
Intershop Communications, Inc., San Francisco, U.S.A.                   82.5
Intershop Communications GmbH, Jena                                      100
Intershop Software Entwicklungs GmbH, Jena                               100
Intershop Communications Ventures GmbH, Hamburg                          100
Intershop (U.K.) Ltd., London, United Kingdom                            100
Intershop Communications S.a.r.l., Paris, France                         100
IS Nordic, AB, Stockholm, Sweden                                         100
Intershop Communications Hong Kong Co. Ltd., Hong Kong, China            100
Intershop Communications Singapore Pte. Ltd., Singapore                  100
Intershop Communications Australia Pty Ltd., Sydney, Australia           100
Intershop Communications Tiawan Co. Ltd., Taipei, Taiwan                 100
Intershop Communications Korea Co. Ltd., Seoul, Korea                    100
Intershop Communications K.K., Tokyo, Japan                              100

Employees

During 2000, the Company had an average of 918 employees.

13.      SUBSEQUENT EVENTS

  In  January  2001,  the  Company   announced  plans  to  restructure   certain
operations,   resulting  in  the  termination  of  approximately  200  employees worldwide.
























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